FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX SUCCESSFULLY COMPLETES PHASE II CLINICAL TRIALS OF MBI 226 FOR PREVENTION OF BLOODSTREAM INFECTIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX SUCCESSFULLY COMPLETES PHASE II CLINICAL TRIALS OF MBI 226 FOR PREVENTION OF BLOODSTREAM INFECTIONS

Vancouver, CANADA, January 12, 2000 - Micrologix is pleased to announce the successful completion of a US Phase II clinical trial as part of the fast track development program for MBI 226. The trial, developed in consultation with the US Food & Drug Administration (FDA), was designed to substantiate the safety of MBI 226, a novel peptide antibiotic for the prevention of central venous catheter-related bloodstream infection. Based on these Phase II results, Micrologix anticipates initiating Phase III clinical trials in the third calendar quarter of 2000.

In the first part of the Phase II trial, the potential for MBI 226 to elicit an immune response was evaluated in 201 healthy subjects. Using a modified Draize protocol, each subject was exposed to MBI 226 every second day for a total of 10 applications (Induction Phase). Following a 14-day period where no drug was applied, each subject was challenged with MBI 226 (Challenge Phase). During the Induction Phase, MBI 226 caused minimal irritation - a level that was similar to the irritation caused by distilled water, which served as a negative control. During the Challenge Phase, no sensitization (immune) reaction to MBI 226 was seen. In contrast, the positive control caused sensitization in 2% of subjects, which is in line with expected outcomes.

In the second part of the trial, the cumulative irritation potential and degree of systemic absorption of MBI 226 were assessed in 37 healthy subjects. The cumulative irritation resulting from repeated daily exposure to MBI 226 for 14 days was less than that caused by the negative control, distilled water. In addition, no trace of MBI 226 was detected in blood samples taken from these subjects during the study. Therefore, MBI 226 does not cause skin irritation and does not result in systemic absorption following topical application.

These Phase II results confirm the data obtained in Phase I and further expand the database demonstrating that MBI 226 is safe and well tolerated by humans. As a result of being granted fast track status, Micrologix is continuing to work closely with the FDA to finalize the design of pivotal Phase III studies to determine the efficacy of MBI 226 in preventing catheter-related bloodstream infections in patients. These studies, anticipated to begin in the third calendar quarter of this year, will form the basis for a New Drug Application to market MBI 226 in the US.

Background on CVC-Related Bloodstream Infections and Phase I Results

Central venous catheters (CVCs) are devices used by physicians to deliver therapeutic and nutritional agents, sample blood, and monitor a patient's status. They are commonly inserted through the chest wall into a major vein, such as the jugular vein. In the US, more than 5 million CVCs are sold each year. It is estimated that in the US catheter-related bloodstream infections develop in more than 250,000 patients each year, resulting in 50,000 deaths. On average, patients with bloodstream infections spend an additional 6.5 days in intensive care at an extra cost of $29,000 per patient.

The vast majority of CVC-related bloodstream infections occur when bacteria and/or fungi that colonize the patient's skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections, also known as "blood poisoning". In many cases the organisms that cause these infections have developed resistance to conventional antibiotics. In preclinical studies MBI 226 was found to be effective against these organisms. In Phase I clinical trials Micrologix demonstrated that MBI 226 reduced the number of microorganisms growing on the skin of healthy subjects by 99.9% and the incidence of catheter colonization to zero.

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. In addition to MBI 226 for the prevention of central venous catheter-related bloodstream infections, the Company plans to initiate Phase I trials for acne and a second indication in the first half of 2000. Micrologix's portfolio of drug candidates is based on improved analogs of the anti-infective peptide compounds found in the host-defense systems of most life forms.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.